KW 3/11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

13014808

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 45039

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Seslia Virgin Islands Securities INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2107 Crystal Gade
(No. and Street)

St. Thomas (City) VI (State) 00802 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Thomas Conk 973-744-3307
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Horwath Vélez + Co PSC
(Name – *if individual, state last, first, middle name*)

100 Carr 165, Suite 410 (Address) Guaynabo (City) PR (State) 00968-8051 (Zip Code)

SEC Mail Processing Section
MAR 04 2013
Washington, DC
101

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KH 3/14

OATH OR AFFIRMATION

I, Thomas Cook, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Seslia Virgin Islands Securities Inc, as of 31 December, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Thomas Cook
Signature

FINOP
Title

Diana Pombo Gonzalez
Notary Public

DIANA POMBO-GONZALEZ
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires Aug. 08, 2015

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SESLIA VIRGIN ISLANDS SECURITIES, INC.
(A Subsidiary of Seslia & Company)

FINANCIAL STATEMENTS WITH SUPPLEMENTARY INFORMATION AND INDEPENDENT AUDITORS' REPORT

YEARS ENDED DECEMBER 31, 2012 AND 2011

Horwath Vélez & Co. PSC

SEC
Mail Processing
Section

MAR 04 2013

Washington, DC
101

SESLIA VIRGIN ISLANDS SECURITIES, INC.
(A Subsidiary of Seslia & Company)

FINANCIAL STATEMENTS WITH SUPPLEMENTARY INFORMATION AND INDEPENDENT AUDITORS' REPORT

YEARS ENDED DECEMBER 31, 2012 AND 2011

SESLIA VIRGIN ISLANDS SECURITIES, INC.
(A Subsidiary of Seslia & Company)

YEARS ENDED DECEMBER 31, 2012 AND 2011

CONTENTS

Horwath Vélez & Co. PSC
Member Crowe Horwath International

Centro Internacional de Mercadeo
100 Carr 165, Suite 410
Guaynabo, PR 00968-8051
Telephone: (787) 625-1800
Fax: (787) 625-1812
Web Site www.horwathpr.com

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Seslia Virgin Islands Securities, Inc.
St. Thomas, U.S. Virgin Islands

Report on the Financial Statements

We have audited the accompanying statement of financial condition of **Seslia Virgin Islands Securities, Inc.** (a Virgin Islands Corporation and a subsidiary of Seslia & Company) as of December 31, 2012 and 2011, and the related statements of operations and comprehensive loss, changes in stockholders' equity, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments; the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purposes of expressing opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion the financial statements referred to above present fairly, in all material respects, the financial position of **Seslia Virgin Islands Securities, Inc.** as of December 31, 2012 and 2011 and the results of their operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

February 26, 2013
License No. 16
San Juan, Puerto Rico

Horwath Vélez & Co. PSC

Stamp number 2669494 was affixed to the original of this report.

SESLIA VIRGIN ISLANDS SECURITIES, INC.
(A Subsidiary of Seslia & Company)

BALANCE SHEETS - DECEMBER 31, 2012 AND 2011

ASSETS

	2012	2011
Current assets:		
Cash and cash equivalents	$ 102,985	$ 87,145
Accounts receivable	33,998	11,053
Prepaid expenses and other current assets	14,090	15,125
Due from parent company	14,885	1,354
Total current assets	165,958	114,677
Investment in marketable securities	15,909	30,594
Restricted assets:		
Restricted cash	75,000	134,790
Investment in marketable securities, restricted	-	15,210
	75,000	150,000
	$ 256,867	$ 295,271

LIABILITY AND STOCKHOLDERS' EQUITY

	2012	2011
Current liability:		
Accrued liability	$ 71,838	$ 138,737
Total current liabilities	71,838	138,737
Stockholders' equity	185,029	156,534
	$ 256,867	$ 295,271

See notes to financial statements.

SESLIA VIRGIN ISLANDS SECURITIES, INC.
(A Subsidiary of Seslia & Company)

STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

YEARS ENDED DECEMBER 31, 2012 AND 2011

	2012	2011
Revenues:		
Fees and commissions	$ 768,503	$ 1,069,997
Consulting	339,516	-
Total revenues	1,108,019	1,069,997
Operating expenses:		
Fees and commissions	308,468	348,240
General and administrative	888,226	772,743
Total operating expenses	1,196,694	1,120,983
Loss from operations	(88,675)	(50,986)
Other income:		
Interest, dividends and other	1,777	1,412
Net loss before comprehensive income	(86,898)	(49,574)
Other comprehensive income:		
Net unrealized gain on investment in marketable securities	1,393	270
Comprehensive loss	$(85,505)	$(49,304)

See notes to financial statements.

SESLIA VIRGIN ISLANDS SECURITIES, INC.
(A Subsidiary of Seslia & Company)

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

YEARS ENDED DECEMBER 31, 2012 AND 2011

	Common stock	Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive income (loss)	Total
Balance at January 1, 2011	$ 41,314	$ 175,995	$(45,732)	$(5,739)	$ 165,838
Comprehensive loss	-	40,000	(49,574)	270	(9,304)
Balance at December 31, 2011	41,314	215,995	(95,306)	(5,469)	156,534
Additional paid in capital	-	114,000	-	-	114,000
Comprehensive loss	-	-	(86,898)	1,393	(85,505)
Balance at December 31, 2012	$ 41,314	$ 329,995	$(182,204)	$(4,076)	$ 185,029

See notes to financial statements.

SESLIA VIRGIN ISLANDS SECURITIES, INC.
(A Subsidiary of Seslia & Company)

STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2012 AND 2011

	2012	2011
Cash flows from operating activities:		
Net loss	$(86,898)	$(49,574)
Adjustments to reconcile net loss to net cash used in operating activities:		
Net realized loss on securities sold	1,288	-
Decrease (increase) in:		
Accounts receivable	(22,945)	6,369
Prepaid expenses	1,035	2,448
Due from related parties	(13,531)	(1,354)
Increase (decrease) in:		
Accrued liabilities	(66,899)	(1,785)
Due to related parties	-	(7,561)
Total adjustments	(101,052)	(1,883)
Net cash used in operating activities	(187,950)	(51,457)
Cash flows from investing activities:		
Purchase of securities	-	(31,288)
Proceeds from sale of securities	30,000	-
Restricted deposits, net	59,790	965
Net cash provided by (used in) investing activities	89,790	(30,323)
Cash flows from financing activities;		
capital contribution	114,000	40,000
Net decrease in cash and cash equivalents	15,840	(41,780)
Cash and cash equivalents, beginning	87,145	128,925
Cash and cash equivalents, ending	$ 102,985	$ 87,145

See notes to financial statements.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Company (a 95% owned subsidiary of Seslia & Company) was organized on April 30, 1992 to engage in and carry on a general securities brokerage, investment, and financial consulting business. The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority (FINRA), one Self - Regulatory Organization (SRO) and eleven U.S. states and territories.

Under SEC financial responsibility rules, the Company is an introducing broker. As such, the customer accounts are maintained by clearing brokers, which are also responsible for collecting the purchase price, the commissions, and other fees from the customer. However, the introducing broker generally indemnifies the clearing broker for uncollected amounts from any resulting unsecured accounts of the introducing broker's customers.

Commissions and Expenses

The Company main source of income arise from its commissions earned on purchase and sale of securities. Commissions and related clearing expenses are recorded on a settlement date basis. General and administrative expenses are charged to operations as incurred.

Use of Estimates

The preparation of financial statements in conformity with generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and related disclosure at the dates of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Because of uncertainties inherent in the estimation process, it is possible that the actual results could differ from those estimates.

Concentration of Credit Risk and Other Dependencies

The Company cash deposits, including those in restricted and funded reserve accounts, are insured by the Federal Deposit Insurance Company up to $250,000. As of December 31, 2012, bank deposits do not exceed said limit.

The Company also holds cash equivalent deposits and marketable securities, of $194,511, with registered investment companies, which balances are protected by the Securities Investor Protection Corporation (SIPC) to $500,000. Amounts in registered investment companies do not exceed said limit.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Concentration of Credit Risk and Other Dependencies (Continued)

Accordingly, management believes that credit risk on cash and cash equivalents, and on investments in marketable securities is not significant.

The Company is engage in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill its obligations, the Company may be exposed to credit risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. Management believes that the above concentration of credit risk does not represent a material risk loss with respect to the Company's financial position as of December 31, 2012.

The Company provides a substantial portion of its institutional services to two customers. During the years ended December 31, 2012 and 2011, commissions from these customers were 79% and 76% of the total revenues, respectively.

Cash Equivalents

The Company considers short-term highly liquid cash investments purchased with an original maturity of three months or less, to be cash equivalents.

Restricted Cash and Marketable Securities

The Company has classified as restricted certain cash and marketable securities that are not available for use in its operations. Under the agreement with one (two in 2011) carrying and clearing brokers, the Company maintains good faith deposit of $75,000 ($150,000 in 2011). The interest generated by the accounts is proprietary of Seslia Virgin Island Securities, Inc.

As of December 31, 2012, the Company had signed a contract with another carrying and clearing broker, which contract would require the Company to maintain a $100,000 deposit with said entity.

Security and Exchange Commission Regulations

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule Under Rule 15c3-1 of the Securities Exchange Act of 1934, which required to maintain a minimum net capital equal to 6 2/3 percentage of its aggregate indebtedness and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1. At December 31, 2012 and 2011, the Company's net capital under SEC Rule 15c3-1 was $129,452 and $122,131, respectively, and the ratio of aggregate indebtedness to net capital was 55% and 114%, respectively.

Advances to affiliates, repayment of borrowing, dividend payments and other equity withdrawals are subject to certain notification and other provisions of the Rule 15c3-1 and other regulatory bodies.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Investment in Marketable Securities

The Company classifies the investments in marketable securities as available for sale in accordance with the provisions of Financial Accounting Standards Codification No. 320-10, *Accounting for Certain Investments in Debt and Equity Securities*. This statement addresses accounting and reporting for investments in equity securities that have readily determinable fair values and for all investments in debt securities. It requires that investments classified as held to maturity be reported at amortized cost, those classified as trading securities be reported at fair value, with unrealized gains and losses included in earnings, and those classified as available for sale be reported at fair value, with unrealized gains and losses, net of taxes, reported as a net amount in other comprehensive income.

Realized gains and losses on sale of these securities are determined using the specific-identification method. Other than temporary impairment, if any, on investments classified as available for sale and held to maturity are reported separately in the statements of income and retained earnings. If the decline in fair value is judged to be other than temporary, the cost basis of the individual security shall be written down to fair value as a new cost basis. The new cost basis shall not be changed for subsequent recoveries in fair value. Premium amortization and discount accretion are recognized in interest income using a method, which approximates the interest method over the period to maturity. Investments are classified as current or noncurrent based on the Company's intention to hold the securities and their maturity dates.

FASB Accounting Standard Codification (ASC) 820, *Fair Value Measurements*, establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurement). As of December 2012 and 2011, the fair values of all investments were determined following Level 1 techniques. This technique provides that inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that Partnership has the ability to access.

Advertising

Advertising is charge to expense as incurred. Advertising expenses for the years ended December 31, 2012 and 2011 amounted to $5,937 and $8,260, respectively.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes

As a United States Virgin Islands corporation, the Company files a corporation tax return in said jurisdiction, by itself. However, because it also carries operations in the United States, if operations are also included in a consolidated federal filing with parent. The income tax transactions presented herein are only those related to the United States Virgin Islands filings, as the effects of filing a consolidated return with parent, are not significant to the financial statements.

The Company follows and asset and liability approach method of accounting for income taxes, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences attributable to differences between tax bases of assets and liabilities and their reported amounts in the financial statements. An allowance is recognized for any deferred tax asset for which, based on management's evaluation, it is more likely than not, that some portion or all of the deferred tax asset will not be realized. As of December 31, 2012 and 2011, the resulting deferred tax asset from available carryforward losses has been fully allowed.

The Company follows the provisions of FASB related to *Accounting for Uncertainty in Income Taxes*, which includes a two-step approach to recognizing, de-recognizing and measuring uncertain tax positions. In the event of an examination, any interest or penalties assessed to the Company are recorded in operating expenses. Income tax returns 2010 and forward are subject to audit. For the years ended December 31, 2012 and 2011, the Company had no significant uncertain tax positions that would be reduced as a result of a lapse of the applicable statute of limitations, or the Company was subject to a tax audit.

Reclassifications

Certain 2011 balances have been reclassified to conform to the current year presentation.

Recently Issued and Adopted Accounting Standards

The Financial Accounting Standard Update has recently issued various Accounting Standard Updates, most of which do not apply to the Company. However, those that were applicable as December 31, 2012, did not impact significantly the result of operations or financial position of the Company.

Subsequent Events

The Company's management has evaluated subsequent events to the date these financial statements were issued. As of such date, there were no significant subsequent events that would require disclosure or accrual in the financial statements.

2. RELATED PARTIES

The most significant transactions with related parties consist of the following:

	2012	2011
Management fees charged by Parent Company	$ 158,412	$ 37,200
Allocation of rent expense charged by Parent Company	$ 54,000	$ 54,000
Consulting revenue billed (expenses allocated in 2011) to Parent Company	$ 339,516	$ 248,709

The balance due by parent company is due in the normal course of business, is unsecured and bears no interest.

The Company provides consulting services to customers of parent, and which are ultimately billed by parent. In 2012, the Company changed the method of charging for those services, from the cost allocation approach to an amount that approximates the fair value approach.

See Notes 6 and 8 for disclosure of other related parties disclosures.

3. INVESTMENTS

The following table presents the Company's fair value hierarchy for those assets measured at fair value (following Level 1 techniques) on a recurring basis as of December 31, 2012 and 2011:

	Cost	Fair market value	Unrealized gain (loss)
December 31, 2012			
Mutual funds	$ 20,037	$ 15,909	$(4,128)
December 31, 2011			
Mutual funds	$ 20,037	$ 15,210	$(4,827)
Bonds	31,288	30,594	(694)
	$ 51,325	$ 45,804	$(5,521)

4. STOCKHOLDERS' EQUITY

The Company is authorized to issue 10,000 common stock shares, with no par value. As of December 31, 2012 and 2011, 1,081 shares were outstanding.

5. INCOME TAXES

The reconciliation between results of operations per financial statements and per tax return follows:

	2012	2011
Loss before taxes per financial statements	$(86,898)	$(49,574)
Add reconciling items:		
Meals and entertainment expense	1,221	2,997
Excess of capital loss over capital gain	1,288	-
Contributions	362	1,700
Tax return loss	$(84,027)	$(44,877)

The Company has available operating losses carryforward to offset future taxable income expiring as follows:

Year ending December 31,	Amount
2027	$ 24,811
2029	71,396
2030	48,808
2031	44,877
2032	84,027
	$ 273,919

The deferred tax asset resulting from the carryforward losses has been fully allowed.

6. RENTAL COMMITMENTS

Under verbal agreement with Parent, the Company leases office facilities, and in addition, the Parent charges 80% of their's home office rental charges. Rent expense for the years ended December 31, 2012 and 2011 amounted to $54,000.

7. EMPLOYEE BENEFIT PLANS

The Company maintains a defined contribution pension plan covering substantially all employees meeting minimum eligibility requirements. The pension contribution is determined using a specified formula applied to each eligible employee's contribution. Pension expense for the years ended December 31, 2012 and 2011 amounted to $15,041 and $9,254, respectively.

8. MANAGEMENT PLANS

Since 2009, the Company has been reporting losses and negative cash flows from operations due principally to attrition in the institutional business, and management has been actively seeking to improve those results. Among the actions being taken are: (1) restructuring the retail business, by changing the fee structure that is being charged to customers, and by shifting accounts away from brokerage to mutual funds, the later in an effort to decrease demand for brokers' time, (2) decreasing operating expenses, including payroll, and (3) changing the fee structure of consulting services provided to related parties on behalf of its customers, as more fully explained in Note 2. Furthermore, to meet current capital requirements and to provide cash flow for operations, the Company is receiving support from its parent, Seslia & Company, which together with its shareholder, are committed to provide financing during the near term. Although management believes that the changes being implemented should provide a reasonable assurance that the Company may return to self sustainability, no assurance may be provided about the outcome of these matters.

Horwath Vélez & Co. PSC
Member Crowe Horwath International

Centro Internacional de Mercadeo
100 Carr 165, Suite 410
Guaynabo, PR 00968-8051
Telephone: (787) 625-1800
Fax: (787) 625-1812
Web Site www.horwathpr.com

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17A-5 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Board of Directors
Seslia Virgin Islands Securities, Inc.
St. Thomas, Virgin Islands

We have audited the financial statements of Seslia Virgin Island Securities, Inc. as of and for the year ended December 31, 2012, and have issued our report thereon February 26, 2013, which contained an unmodified opinion on those financial statements. Our audit was performed for the purpose of forming an opinion on the basic financial statements as a whole. The supplementary information contained in Schedule I, II, and III, required by Rule 17a-5 under the Securities Exchange Act of 1934, is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedule I, II and III has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedule I, II and III is fairly stated in all material respects in relation to the financial statements as a whole.

Horwath Vélez & Co. PSC

February 26, 2013
License No. 16
San Juan, Puerto Rico

Stamp number 2669495 was affixed to the original of this report.

SESLIA VIRGIN ISLANDS SECURITIES, INC.
(A Subsidiary of Seslia & Company)

SCHEDULE I

GENERAL AND ADMINISTRATIVE EXPENSES

YEARS ENDED DECEMBER 31, 2012 AND 2011

	2012	2011
Salaries	$ 386,437	$ 369,640
Management fees	158,412	37,200
Employees benefits	53,195	58,413
Gross receipts taxes	8,393	5,675
Rent	54,000	54,000
Professional fees	56,485	57,898
Payroll taxes	50,161	44,112
Travel	8,764	24,146
Telephone	25,724	23,093
Advertising	5,937	8,260
Dues and subscriptions	16,674	22,196
Supplies	5,989	10,505
Postage	2,983	3,699
Repairs and maintenance	3,555	4,700
Pension plan	15,041	9,254
Meals and entertainment	2,442	5,994
Board meetings	-	449
Utilities	19,414	14,541
Insurance	6,792	6,769
Contributions	362	1,700
Bank fees	1,375	925
Miscellaneous	6,091	9,574
	$ 888,226	$ 772,743

SESLIA VIRGIN ISLANDS SECURITIES, INC.
(A Subsidiary of Seslia & Company)

SCHEDULE II

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSIONS

YEARS ENDED DECEMBER 31, 2012 AND 2011

	2012	2011
Net capital:		
Total stockholders' equity qualified for net capital	$ 185,029	$ 156,534
Deductions and/or charges:		
Non-allowable assets furniture and equipment	-	-
Other assets	(14,090)	(15,125)
Due from parent company	(14,885)	(1,354)
Receivables over 30 days old	(24,216)	(11,053)
	(53,191)	(27,532)
Net capital before haircuts on securities positions	131,838	129,002
Haircuts on securities (computed where applicable), pursuant to Rule 15c-3-1(f):		
Trading and investment securities:		
Other securities	(2,386)	(6,871)
Other	-	-
	(2,386)	(6,871)
	$ 129,452	$ 122,131
Computation of Aggregate indebtedness:		
Items included in consolidated statement of financial condition	$ -	$ -
Other liabilities	71,838	138,737
	$ 71,838	$ 138,737
Computation of Basic Net Capital Requirement:		
Minimum net capital required	$ 5,000	$ 9,248
Excess net capital at 100%	$ 124,452	$ 112,883
Ratio, aggregate indebtedness of net capital	55%	114%

(Continues)

SESLIA VIRGIN ISLANDS SECURITIES, INC.
(A Subsidiary of Seslia & Company)

SCHEDULE II (CONTINUED)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3 OF THE SECURITIES EXCHANGE AND COMMISSION

YEARS ENDED DECEMBER 31, 2012 AND 2011

The Company is exempt from Rule 15c3-3 under the provisions of Rule 15c3-3(k).

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

YEARS ENDED DECEMBER 31, 2012 AND 2011

The Company is exempt from Rule 15c3-3 under the provisions of Rule 15c3-3(k).

SCHEDULE III

RECONCILIATION PURSUANT TO RULE 17a-5(d)(4)

YEARS ENDED DECEMBER 31, 2012 AND 2011

Reconciliation of unaudited computation of net capital to audited computation of net capital at December 31, 2012 and 2011 are as follows:

	2012	2011
Unaudited net capital:		
Focus - IIA Report	$ 129,452	$ 122,131
Adjustments	-	-
	$ 129,452	$ 122,131

Horwath Vélez & Co. PSC
Member Crowe Horwath International

Centro Internacional de Mercadeo
100 Carr 165, Suite 410
Guaynabo, PR 00968-8051
Telephone: (787) 625-1800
Fax: (787) 625-1812
Web Site www.horwathpr.com

SUPPLEMENTARY REPORT OF INDEPENDENT ACCOUNTANTS ON INTERNAL ACCOUNTING CONTROL

The Board of Directors
Seslia Virgin Islands Securities, Inc.
St. Thomas, U.S. Virgin Islands

In planning and performing our audit of the financial statements of **Seslia Virgin Islands Securities, Inc.** (a Virgin Islands Corporation and a subsidiary of Seslia & Company) as of and for the year ended December 31, 2012 and 2011 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purposes of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion of the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included test of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customers securities, we did not review the practices and procedures followed by Seslia Virgin Islands Securities, Inc., in making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule17a-13; in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System and in obtaining and maintaining physical possession or control of all fully paid in excess margin securities of customers as required by Rule 15c3-3, because the Company did not carry security accounts for customers or perform custodial functions relating to customer securities in 2012.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that asset for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that material practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Horwath Vélez & Co. PSC

February 26, 2013
License No. 16
San Juan, Puerto Rico

Stamp number 2669496 was affixed to the original of this report.

Horwath Vélez & Co. PSC
Member Crowe Horwath International

Centro Internacional de Mercadeo
100 Carr 165, Suite 410
Guaynabo, PR 00968-8051
Telephone: (787) 625-1800
Fax: (787) 625-1812
Web Site www.horwathpr.com

INDEPENDENT AUDITORS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

The Board of Directors
Seslia Virgin Islands Securities, Inc.
St. Thomas, U.S. Virgin Islands

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by Seslia Virgin Islands, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Seslia Virgin Islands Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Seslia Virgin Islands Securities, Inc.'s management is responsible for the Seslia Virgin Islands Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of these procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries (disbursement checks) noting no differences;

2. Compared the amounts reported on the audited Form X-17 A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences; and

3. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers (Revenue Reconciliation, Mutual Funds Revenue Deduction, Payment to Other SPIC Members, Net Gains from Securities in Investment Accounts and Income from Security Deposits) supporting the adjustments noting no differences.

4. Determined that there were no adjustments reported in Form SIPC-7, and that there were no overpayments to be applied to the current assessment.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

February 26, 2013
License No. 16
San Juan, Puerto Rico

Horwath Vélez & Co. PSC

Stamp number 2669497 was affixed to the original of this report.

SESLIA VIRGIN ISLANDS SECURITIES, INC.
(A Subsidiary of Seslia & Company)

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

FOR THE YEAR ENDED DECEMBER 31, 2012

SCHEDULE OF ASSESSMENT PAYMENTS

General assessment	$ 1,200
Less payment made on July 21, 2011	(670)
Less prior overpayment applied	-
Assessment balance due	530
Interest computed on late payment	-
Total assessment balance and interest due	$ 530
Payment made with Form SIPC-7	$ 530

(Continues)

SESLIA VIRGIN ISLANDS SECURITIES, INC.
(A Subsidiary of Seslia & Company)

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT (CONTINUED)

FOR THE YEAR ENDED DECEMBER 31, 2012

SCHEDULE OF ASSESSMENT PAYMENTS

Total revenues	$ 1,111,189
Additions:	
None	-
Deductions:	
Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products	68,227
Revenues from commodity transactions	-
Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions	219,790
Reimbursements for postage in connection with proxy solicitation	-
Net gain (loss) from securities in investment accounts	105
100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date	3,709
Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act)	-
Other revenue not related either directly or indirectly to the securities business (subcontracted services for Parent company clients)	339,516
(i) Total interest and dividend expense	-
(ii) 40% of margin interest earned on customers securities accounts	-
Enter the greater of line (i) or (ii)	-
Total deductions	631,347
SIPC Net Operating Revenues	$ 479,842
General Assessment @ .0025	$ 1,200